------
FORM 4
------

[ ] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b)
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Winokur, Herbert S., Jr.                 DynCorp
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                            Security Number                                   [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person                                                below)
                                            (Voluntary)
   30 East Elm Street                                          June 2002
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Year)           (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Greenwich, Connecticut  06830                                                                 Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)                                                  (Instr. 3 and 4)
                                  ------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par                                                                       18,139              D
value $0.10 per share
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par                                                                      409,773              I                (1)
value $0.10 per share
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

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

--------------------

* If the form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/        (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)                              Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                                   (Instr. 3, 4,
                                                                    and 5)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Options to
purchase
Common
Stock
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
    (2)    6/29/2011   Common     5,000          N/A          5,000              D
                      Stock, par
                     value $0.10
                      per share
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Of such shares, 61,466 are directly owned by Capricorn Holdings, Inc ("Capricorn Holdings") and 348,307 were deposited by Capricorn Holdings in the Capricorn Holdings Charitable Remainder Unitrust (the "Trust") upon establishment of the Trust on June 25, 2002. Mr. Winokur owns all of the capital stock of Capricorn Holdings and is the sole trustee of the Trust and, in such respective capacities, possesses sole voting and dispositive power over the shares held by Capricorn Holdings and the shares held by the Trust. Capricorn Holdings is the sole current beneficiary of the Trust and, as sole stockholder of Capricorn Holdings, Mr. Winokur may be deemed to have a pecuniary interest in the shares owned directly by Capricorn Holdings and an indirect pecuniary interest in the shares owned directly by the Trust.

(2) Of such amount, options to purchase 2,500 shares of Common Stock have vested and are currently exercisable. The remaining options will vest on June 29, 2002, the second anniversary of the grant to Mr. Winokur.



                                  /s/ HERBERT S. WINOKUR, JR.      July 10, 2002
                                  ---------------------------      -------------
                                  **Herbert S. Winokur, Jr.        Date

         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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